Exhibit 99.2

NEWS RELEASE

FOR IMMEDIATE APRIL 3, 2006

CRAIG STEINKE RESIGNS FROM STORM CAT ENERGY

CALGARY and DENVER – (PR Newswire) – April 3, 2006 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced that Craig Steinke has resigned his position as Chairman of the Board and from its Board of Directors.

Mr. Steinke said: “I am very proud of the many accomplishments and contributions made by the talented management and technical teams at Storm Cat. Their unbridled passion for the oil and gas business is a true reflection of the Storm Cat spirit. Scott, his team and its Board of Directors possess all of the skills to continue to move the Company forward long into the future. It is for these reasons that I am comfortable in stepping down to pursue other business opportunities.”

In order to facilitate an orderly transition, Storm Cat has retained Mr. Steinke until the end of 2006 under a personal services consulting arrangement.

J. Scott Zimmerman, Storm Cat President & Chief Executive Officer said: “The Board would like to thank Craig for his vision, leadership and counsel. He provided an invaluable service to Storm Cat during the critical early stages of the Company’s development. I want to personally thank Craig and, on behalf of the Company, wish him well on his future endeavours.”

The Company has embarked on a search for a suitable replacement to fill the vacancy of Chairman of the Board. Michael Wozniak has agreed to serve as lead director in this effort.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploration and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

DENVER, COLORADO 1125 17th Street, Suite 2310 | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075

CALGARY, ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M. Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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